Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), July 30, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on June 28, 2024, as the fifth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fifth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
22/07/2024	EXM	7,700	385.8775	2,971,256.75
23/07/2024	EXM	7,300	388.7945	2,838,199.85
24/07/2024	EXM	8,500	382.4366	3,250,711.10
25/07/2024	EXM	9,000	375.8606	3,382,745.40
26/07/2024	EXM	8,500	378.7360	3,219,256.00
29/07/2024	EXM	8,500	379.2136	3,223,315.60
Total	—	49,500	381.5249	18,885,484.70

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fifth Tranche till July 29, 2024, the total invested consideration has been:
•Euro 61,099,908.57 for No. 157,450 common shares purchased on the EXM
•USD 699,921.73 (Euro 644,792.02*) for No. 1,627 common shares purchased on the NYSE.

As of July 29, 2024, the Company held in treasury No. 14,324,743 common shares equal to 5.57% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until July 29, 2024, the Company has purchased a total of 3,500,639 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 984,488,773.30.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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